EXHIBIT 21.1

SUBSIDIARIES OF THE COMPANY UPDATE ACCORDINGLY FOR 2008

Name of Subsidiary	Jurisdiction of Incorporation

TMNG.COM, Inc.	Delaware
TMNG Europe Ltd.	England and Wales
TMNG Canada Ltd.	Canada
TMNG Marketing, Inc.	Maryland
TMNG Technologies, Inc.	Delaware
Cambridge Strategic Management Group, Inc., (formerly TMNG Strategy, Inc.)	Delaware
Cambridge Adventis Ltd.	England and Wales
TMNG China Ltd.	China
RVA Consulting, LLC	New Jersey
TWG Consulting, Inc.	Kansas
Cartesian Ltd.	England and Wales